EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of consolidated subsidiary or entity	State or other jurisdiction of incorporation or organization	Date of incorporation or formation (date of acquisition)	Attributable Interest
Griffin Filters, LLC	New York	September 6, 2005 (April 30, 2007)	100%
Cemtrex India (Pvt) Ltd.	India	April 10, 2009	100%
Cemtrex, Ltd.	Hong Kong	September 4, 2013	100%
ROB Cemtrex GmbH	Germany	August 15, 2013 (October 31, 2013)	100%
ROB Systems, Srl	Romania	November 1, 2013	100%
Advanced Industrial Services, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
ROB Cemtrex Assets UG	Germany	May 1, 2016	100%
ROB Cemtrex Automotive GmbH	Germany	May 1, 2016	100%
ROB Cemtrex Logistics GmbH	Germany	May 1, 2016	100%